Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067  www.xjet.com
express.press@expressjet.com
832.353.3333 main  877.958.NEWS toll free

## News Release

**EXPRESSJET REPORTS SEPTEMBER 2008 PERFORMANCE**

HOUSTON, Oct. 13, 2008 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for September 2008 for its ExpressJet Airlines subsidiary.  The results include statistics for both contract and branded operations.  The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service.  The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta.  As previously announced in July, the company suspended flying on September 1 under both the capacity purchase agreement and pro-rate agreement with Delta and under ExpressJet's branded operation due to record-breaking fuel prices.

### Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 518 million, and available seat miles (ASM) flown were 732 million.  ExpressJet's August load factor was 70.8%.  The company flew 47,348 block hours and operated 25,496 departures during the month.

### Branded Flying

During the month, ExpressJet branded RPMs totaled 3 million on 4 million ASMs, resulting in a September load factor of 75%.  During its single day of operation during the month, the company flew 211 block hours and operated 123 departures.

### About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC.  ExpressJet Airlines operations include capacity purchase for mainline carriers and providing clients customized 50-seat charter options.  ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States.  For more information, visit www.expressjet.com.

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**EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES**
**PRELIMINARY STATISTICS**

| Month Ending September 30, 2008 | Contract[1] | Branded | System |
|---|---|---|---|
| Revenue Passenger Miles (millions) | 518 | 3 | 526 |
| Available Seat Miles (ASM) (millions) | 732 | 4 | 744 |
| Passenger Load Factor | 70.8% | 75.0% | 70.7% |
| Block Hours | 47,348 | 211 | 48,077 |
| Departures | 25,496 | 123 | 25,921 |
| Stage Length | 582 | 570 | 582 |

| Year to Date | Contract[1] | Branded | System |
|---|---|---|---|
| Revenue Passenger Miles (millions) | 6,312 | 1,368 | 7,742 |
| Available Seat Miles (ASM) (millions) | 8,114 | 1,979 | 10,194 |
| Passenger Load Factor | 77.8% | 69.1% | 75.9% |
| Block Hours | 548,435 | 115,003 | 669,922 |
| Departures | 286,563 | 59,907 | 350,685 |
| Stage Length | 583 | 663 | 596 |

(1) Excludes charter since statistics on charter aircraft do not provide meaningful data for forecasting and are not reviewed by management.

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